UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Emerald Oil, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29101U100
(CUSIP Number)

September 25, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) O-CAP Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.33% (8.56% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) O-CAP GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.33% (8.56% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) O-CAP Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 7,383,824 shares (1,150,726 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 7,383,824 shares (1,150,726 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,383,824 shares (1,150,726 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.50% (4.81% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. Olshan
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.33% (8.56% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jared S. Sturdivant
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,633,823 shares (2,043,583 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.33% (8.56% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Emerald Oil, Inc.
(b)	Address of Issuer’s Principal Executive Offices
1600 Broadway, Suite 1040 Denver, CO 80202

Item 2.

(a)	Name of Person Filing
O-CAP Management, L.P. O-CAP GP, LLC O-CAP Advisors, LLC Michael E. Olshan Jared S. Sturdivant
(b)	Address of Principal Business Office or, if none, Residence
623 Fifth Avenue, Suite 2601 New York, NY 10022
(c)	Citizenship
O-CAP Management, L.P. - Delaware O-CAP GP, LLC - Delaware O-CAP Advisors, LLC - Delaware Michael E. Olshan – United States Jared S. Sturdivant – United States
(d)	Title of Class of Securities
Common Stock, $0.001 par value
(e)	CUSIP Number
29101U100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of September 25, 2012, O-CAP Management, L.P. owned 13,633,823 shares of Common Stock, which was 8.33% of the Issuer’s outstanding Common Stock as of such date.  This percentage was calculated based on the aggregate total of (i) 69,978,637 shares of Common Stock issued and outstanding as of September 24, 2012, as reported in the Issuer’s Schedule 14A filed with the SEC on September 26, 2012, and (ii) 93,750,000 shares of Common Stock sold by the Issuer on September 24, 2012, as reported in the Issuer’s Form 8-K filed with the SEC on September 26, 2012, which equals 163,728,638 shares of Common Stock issued and outstanding as of September 24, 2012.

On October 22, 2012, the shareholders of the Issuer approved a 1-for-7 stock split of the Issuer’s Common Stock, as reported in the Issuer’s Form 8-K filed with the SEC on October 24, 2012.  As of the Filing Date, O-CAP Management, L.P. owned 2,043,583 shares of Common Stock, which is 8.56% of the Issuer’s outstanding Common Stock.  This percentage is calculated based upon the 23,874,347 shares of Common Stock issued and outstanding as of November 8, 2012, as reported on the Issuer’s Form 10-Q filed with the SEC on November 8, 2012.

(a)	Amount Beneficially Owned***

O-CAP Management, L.P. - 13,633,823 shares (2,043,583 shares as of the Filing Date)
O-CAP GP, LLC - 13,633,823 shares (2,043,583 shares as of the Filing Date)
O-CAP Advisors, LLC - 7,383,824 shares (1,150,726 shares as of the Filing Date)
Michael E. Olshan - 13,633,823 shares (2,043,583 shares as of the Filing Date)
Jared S. Sturdivant - 13,633,823 shares (2,043,583 shares as of the Filing Date)

(b)	Percent of Class

O-CAP Management, L.P. - 8.33% (8.56% as of the Filing Date)
O-CAP GP, LLC - 8.33% (8.56% as of the Filing Date)
O-CAP Advisors, LLC – 4.50% (4.81% as of the Filing Date)
Michael E. Olshan - 8.33% (8.56% as of the Filing Date)
Jared S. Sturdivant - 8.33% (8.56% as of the Filing Date)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
O-CAP Management, L.P. - 0 shares O-CAP GP, LLC - 0 shares O-CAP Advisors, LLC - 0 shares Michael E. Olshan - 0 shares Jared S. Sturdivant - 0 shares
	(ii)	shared power to vote or to direct the vote

O-CAP Management, L.P. - 13,633,823 shares (2,043,583 shares as of the Filing Date)
O-CAP GP, LLC - 13,633,823 shares (2,043,583 shares as of the Filing Date)
O-CAP Advisors, LLC - 7,383,824 shares (1,150,726 shares as of the Filing Date)
Michael E. Olshan - 13,633,823 shares (2,043,583 shares as of the Filing Date)
Jared S. Sturdivant - 13,633,823 shares (2,043,583 shares as of the Filing Date)

	(iii)	sole power to dispose or to direct the disposition of
O-CAP Management, L.P. - 0 shares O-CAP GP, LLC - 0 shares O-CAP Advisors, LLC - 0 shares Michael E. Olshan - 0 shares Jared S. Sturdivant - 0 shares
	(iv)	shared power to dispose or to direct the disposition of

O-CAP Management, L.P. - 13,633,823 shares (2,043,583 shares as of the Filing Date)
O-CAP GP, LLC - 13,633,823 shares (2,043,583 shares as of the Filing Date)
O-CAP Advisors, LLC - 7,383,824 shares (1,150,726 shares as of the Filing Date)
Michael E. Olshan - 13,633,823 shares (2,043,583 shares as of the Filing Date)
Jared S. Sturdivant - 13,633,823 shares (2,043,583 shares as of the Filing Date)

*** Shares reported herein are held by O-CAP Offshore Master Fund, L.P. and O-CAP Partners, L.P., for each of which O-CAP Management, L.P. serves as the investment manager and O-CAP Advisors, LLC serves as the general partner.  Shares reported herein are also held by a managed account for which O-CAP Management, L.P. acts as sub-advisor and has sole investment discretion and voting authority.  O-CAP GP, LLC serves as the general partner of O-CAP Management, L.P.  Michael E. Olshan and Jared S. Sturdivant serve as managing members of both O-CAP Advisors, LLC and O-CAP GP, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 14, 2013

O-CAP MANAGEMENT, L.P.

By: O-CAP GP, LLC
its General Partner

By: /s/ Michael E. Olshan
Michael E. Olshan, Managing Member

By: /s/ Jared S. Sturdivant
Jared S. Sturdivant, Managing Member

O-CAP GP, LLC

By: /s/ Michael E. Olshan
Michael E. Olshan, Managing Member

By: /s/ Jared S. Sturdivant
Jared S. Sturdivant, Managing Member

O-CAP ADVISORS, LLC

By: /s/ Michael E. Olshan
Michael E. Olshan, Managing Member

By: /s/ Jared S. Sturdivant
Jared S. Sturdivant, Managing Member

MICHAEL E. OLSHAN

By: /s/ Michael E. Olshan
Michael E. Olshan, Individually

JARED S. STURDIVANT

By: /s/ Jared S. Sturdivant
Jared S. Sturdivant, Individually